UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NEW PLAN EXCEL REALTY TRUST, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

648053106

(CUSIP Number)

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Suite 3400

Los Angeles, California 90071

(213) 687-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 648053106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CPT Manager Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒**

**The persons making this filing indirectly own an aggregate of 84,323,494 shares, which is approximately 81.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,161,747

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 42,161,747

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,161,747

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 648053106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Centro MCS Manager Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒**

**The persons making this filing indirectly own an aggregate of 84,323,494 shares, which is approximately 81.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,161,747

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 42,161,747

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,161,747

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 648053106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CPT Custodian Pty Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒**

**The persons making this filing indirectly own an aggregate of 84,323,494 shares, which is approximately 81.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 84,323,494

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 84,323,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,323,494

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 81.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 648053106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Super LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒**

**The persons making this filing indirectly own an aggregate of 84,323,494 shares, which is approximately 81.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 84,323,494

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 84,323,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,323,494

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 81.4%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 648053106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Super MergerSub Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒**

**The persons making this filing indirectly own an aggregate of 84,323,494 shares, which is approximately 81.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 84,323,494

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 84,323,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,323,494

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 81.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 648053106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Super IntermediateCo LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒**

**The persons making this filing indirectly own an aggregate of 84,323,494 shares, which is approximately 81.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 84,323,494

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 84,323,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,323,494

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 81.4%

14.	Type of Reporting Person (See Instructions) HC

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, $.01 par value per share, of New Plan Excel Realty Trust, Inc., a Maryland corporation (the “Company”; such shares, the “Common Stock”). The address of the Company’s principal executive offices is 420 Lexington Avenue, New York, New York 10170.

Item 2. Identity and Background

(a)–(c) and (f).  This Statement is being filed by (i) CPT Manager Limited (“CPT Manager”), in its capacity as the responsible entity of Centro Property Trust (“CPT”), (ii) Centro MCS Manager Limited (“MCS Manager”), in its capacity as the responsible entity of Centro Retail Trust (“CRT”), (iii) CPT Custodian Pty Limited (“CPT Custodian”), in its capacity as the responsible entity of Centro Super Holding Trust No. 1, a direct wholly owned subsidiary of CPT (“Trust No. 1”), and in its capacity as the responsible entity of Centro Super Holding Trust No. 3, a direct wholly owned subsidiary of CRT (“Trust No. 3”), (iv) Super LLC, a Maryland limited liability company (“Super”), which is directly owned 50% by Trust No. 1 and 50% by Trust No. 3, (v) Super IntermediateCo LLC, a Maryland limited liability company (“Parent”),  which is directly 100% owned by Super, and (vi) Super MergerSub Inc., a Maryland corporation (“Purchaser”), which is directly 100% owned by Parent.  CPT Manager, MCS Manager, CPT Custodian, Super, Parent and Purchaser are collectively referred to herein as the “Reporting Persons.”

Each of CPT Manager, MCS Manager and CPT Custodian are retail investment organizations specializing in the ownership, management and development of retail shopping centers.  They manage both listed and unlisted retail property and have an extensive portfolio of shopping centers across Australia, New Zealand and the United States.

Each of Super, Parent and Purchaser is a Maryland entity formed by the other Reporting Persons in connection with the transactions described in Item 4 below, and to date have engaged in no activities other than those incident to their formation and to the transactions described in Item 4 below.

The address of the principal office and business of each of the Reporting Persons is Corporate Offices, Third Floor, The Glen Shopping Centre, 235 Springvale Road, Glen Waverley, Victoria, Australia 3150.

The name, citizenship, business address, present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons are set forth in Annex I hereto and are incorporated herein by reference.

(d)–(e).  During the last five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, after reasonable inquiry, any of the individuals listed in Annex I, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On February 27, 2007, Parent and Purchaser entered into an Agreement and Plan of Merger (as it may be amended and supplemented from time to time, the “Merger Agreement”), by and among the Company, Excel Realty Partners, L.P., a Delaware limited partnership (the “DownREIT Partnership”), Parent, Purchaser and Super DownREIT MergerSub LLC, a Maryland limited liability company (“DownREIT MergerSub”).

The Reporting Persons estimate that the total amount of funds required to consummate the transactions contemplated by the Merger Agreement, including the acquisition of all the outstanding Common Stock pursuant to the Offer and the Merger (as such terms are defined in Item 4 below) will be approximately $3.707 billion (the “Merger Payments”).

In connection with the Offer and the Merger, the other Reporting Persons and certain of their affiliates  have capitalized, or intend to capitalize, Purchaser, in one or more stages, with approximately $1.56 billion of equity capital and approximately $303.4 million of unsecured subordinated debt financing (collectively, the “Shareholder Investments”) from sources of their own. In addition, on April 5, 2007, Purchaser entered into a Credit Agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders from time to time parties thereto (the “Credit Agreement”), pursuant to which Purchaser may borrow up to $1.853 billion to finance the portion of the Merger Payments and any related fees and expenses not financed by the Shareholder Investments. The interest payable in respect of the Tender Facility is guaranteed by one of the Reporting Person’s affiliates.

The preceding summary of certain provisions of the Credit Agreement, a copy of which is filed as Exhibit 2 hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

Item 4. Purpose of Transaction

Overview.  As described above, on February 27, 2007, the Company, the DownREIT Partnership, Parent, Purchaser, and DownREIT MergerSub entered into the Merger Agreement.

Pursuant to the Merger Agreement, on March 8, 2007, Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock for a purchase price of $33.15 per Share, net to the holders thereof, in cash (the “Offer Price”). On March 8, 2007, Purchaser and Centro Properties Limited (“Centro”), an affiliate of CPT, filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission with respect to the Offer (together with all amendments and supplements thereto, the “Schedule TO”).

Pursuant to the Merger Agreement, after the completion of the Offer and subject to the satisfaction or waiver of all of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company, and the Company will be the surviving corporation (the “Merger”).  Following the closing of the Merger and the Offer, pursuant the Merger Agreement, Parent intends to liquidate the surviving corporation, pursuant to which all of the assets of the surviving corporation will be transferred to, and all of its liabilities will be assumed by, Parent (the “Liquidation” and together with the Merger, the “Merger Transactions”).  Thereafter, the surviving corporation will undertake dissolution in accordance with the Maryland General Corporation Law (the “MGCL”) and will file articles of dissolution required by the MGCL.  In connection with the Liquidation, all of the outstanding shares of Common Stock, 7.80% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock (“Series D Preferred Shares”) and 7.625% Series E Cumulative Redeemable Preferred Stock (“Series E Preferred Shares”) will be canceled, and holders of Series D Preferred Shares and Series E Preferred Shares will receive liquidating distributions in accordance with the respective terms of such shares.  Parent has agreed to assume and discharge in accordance with their terms all of the liabilities and obligations of the surviving corporation.

The purpose of the Merger Transactions is for CPT Manager, indirectly through Purchaser, to acquire beneficial ownership of 50% of the equity interest in the Company, and for MCS Manager, indirectly through Purchaser, to acquire beneficial ownership of the other 50% of the equity interest of the Company.  If the Merger Transactions are completed, CPT Manager will indirectly beneficially own 50% of the equity interest of the Company, and MCS Manager will indirectly beneficially own the other 50% of the equity interest in the Company, and each will be entitled to all of the benefits resulting from its respective 50% interest, including the control attributable thereto and any increase in its value. Similarly, the Reporting Persons would also bear the risk of any losses incurred in the operation of the Company and any decrease in value of the Company attributable to their respective 50% interests.

Tender Offer.  The initial offering period of the Offer expired at 12:00 midnight, New York City time, on April 4, 2007. On April 5, 2007, Purchaser announced the results of the Offer and that Purchaser had accepted for payment all of the approximately 69,105,909 shares of Common Stock, representing approximately 66.7% of the outstanding shares of Common Stock, tendered in the Offer prior to the expiration date of the initial offering period.  Such numbers of shares do not include shares of Common Stock tendered pursuant to guaranteed delivery procedures.  All references to percentages of outstanding Common Stock in this Statement are based on 103,610,637 shares of Common Stock outstanding, the number of shares represented by the Company in the Merger Agreement as outstanding on February 27, 2007.

On April 5, 2007, Purchaser also announced that it had commenced a subsequent offering period under the Offer to permit the Company’s common stockholders who had not yet tendered their shares of Common Stock the opportunity to participate in the Offer and receive the $33.15 net per share in cash on an expedited basis.  This subsequent offering period commenced on April 5, 2007, and will expire at 12:00 midnight, New York City time, on Wednesday, April 18, 2007, unless further extended. All shares of Common Stock validly tendered during this subsequent offering period will be immediately accepted by Purchaser, and payment will be made by Purchaser promptly after acceptance, in accordance with the terms of the Offer.  As of the date of this filing, the Purchaser has acquired an additional approximately 15,217,585 shares of Common Stock in the subsequent offering period, and beneficially owns an aggregate of approximately 84,323,494 shares of Common Stock representing approximately 81.4% of the outstanding shares of Common Stock.

Designation of Directors.  The Merger Agreement provides that, effective upon the acceptance for payment of the shares of Common Stock pursuant to the Offer, Parent is entitled to elect or designate such number of directors (the “Parent Designees”), rounded up to the next whole number, on the Company’s board of directors (the “Board”) as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected or designated by Parent pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent and its controlled subsidiaries bears to the total number of shares of the Common Stock then outstanding (including shares of the Common Stock that are accepted for payment, but excluding any shares held by the Company or any of its subsidiaries). The Merger Agreement further provides that prior to the completion of the Merger, the Board will always have at least two members who are (1) not officers, directors, employees or designees of Parent or any of its affiliates or officers or directors of affiliates of the Company (other than by reason of being directors of the Company) or officers or directors of any joint venture partner or participant (other than the Company) or its affiliates, (2) members of the Board as of the date of the Merger Agreement, and (3) reasonably satisfactory to Parent.

Pursuant to the Merger Agreement, on April 5, 2007, (i) William Newman, Melvin Newman, Glenn J. Rufrano, Raymond H. Bottorf (who also served as a member of the Board’s Audit Committee and Corporate Governance and Nominating Committee), Norman Gold (who also served as the chairman of the Board’s Corporate Governance and Nominating Committee), Nina Matis (who also served as a member of the Board’s Executive Compensation and Stock Option Committee), and Matthew Goldstein and Gregory White (both of whom served as members of the Board’s Corporate Governance and Nominating Committee and Executive Compensation and Stock Option Committee), each resigned as directors of the Company; and (ii) the Board appointed Andrew Scott, John Hutchinson, Graham Terry, Romano Nenna and Anthony Torney, each a Parent Designee, as a director to serve on the Board until his successor is duly elected and qualified or until his earlier death, resignation or removal.  Mr. Scott will serve as a director of the class whose term expires at the 2009 Annual Meeting of Stockholders, Mr. Hutchinson, Mr. Terry, and Mr. Nenna will each serve as directors of the class whose term expires at the 2008 Annual Meeting of Stockholders, and Mr. Torney will serve as a director of the class whose term expires at the 2007 Annual Meeting of Stockholders.

As of April 5, 2007, the Audit Committee of the Board consists of Irwin Engelman, H. Carl McCall, and George Puskar, each of whom also served as a member of the Audit Committee immediately prior to April 5, 2007.  In addition, effective April 5, 2007, the Company became a “controlled company” as defined in the New York Stock Exchange (“NYSE”) Listed Company Manual and has elected not to comply with the requirements of Sections 303A.01, 303A.04 and 303A.05 of the New York Stock Exchange Listed Company Manual as permitted under Section 303A.00 thereof.  Accordingly, the Company no longer has a majority of independent directors or a compensation committee or nominating/corporate governance committee.

Merger.  The Merger Agreement provides that, after the completion of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company, and the Company will be the surviving corporation. The Merger Agreement provides that at the effective time of the Merger (the “Effective Time”) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by the Company or any subsidiary of the Company or by the Purchaser) will be converted into, and canceled in exchange for, the right to receive a consideration equal to the Offer Price (the “Merger Consideration”), payable to such holder upon surrender of the certificate formerly representing such shares, without interest and less any required withholding taxes.  Purchaser and the Company have agreed in the Merger Agreement that, unless the Purchaser effects a short-form merger pursuant to the MGCL, the Company will hold a special meeting of its stockholders as soon as practicable following the first date the Purchaser accepts shares of Common Stock for payment pursuant to the Offer, for the purpose of obtaining stockholder approval of the Merger. Parent and Purchaser have agreed that, at the special meeting, all of the shares of Common Stock owned by Parent and Purchaser, including all shares of Common Stock purchased pursuant to the Offer, will be voted in favor of the approval of the Merger.

The Merger Agreement further provides that, notwithstanding the foregoing, if following consummation of the Offer and any exercise of the Top-Up Option (as defined below), Purchaser and Parent collectively own one share of Common Stock more than shares representing 90% of the votes entitled to be cast by the holders of outstanding shares of Common Stock and Series D Preferred Shares (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of shares of Common Stock in accordance with the terms of the Series D Preferred Shares), voting together as a class, each of Purchaser and the Company will, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as reasonably practicable, as a short-form merger under Section 3-106 of the MGCL without any vote or other action of the stockholders of either corporation.

Pursuant to the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top-Up Option”), for so long as the Merger Agreement has not been terminated, to purchase from the Company, at a price per share equal to the Offer Price, the number of authorized and unissued shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock already owned by the Purchaser and its affiliates (at the time of exercise of the Top-Up Option or the consummation of the Merger as a short-form merger under Section 3-106 of the MGCL), constitutes one share more than shares representing 90% of the votes entitled to be cast by the holders of outstanding shares of Common Stock and Series D Preferred Shares (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of shares of Common Stock in accordance with the terms of the Series D Preferred Shares), voting together as a class, on a fully diluted basis (a “90% Vote”).  Purchaser may exercise the Top-Up Option, in whole or in part, only once, at any time during the ten business day period following the expiration date of the subsequent offering period if Purchaser and Parent collectively own shares of Common Stock as of such time entitled to cast less than a 90% Vote.

The Merger Agreement provides that the charter and bylaws of the Company, as in effect immediately prior to the Effective Time, will be the charter and bylaws, respectively, of the surviving corporation until thereafter amended as provided therein or by law, and that the directors and officers of Purchaser immediately prior to the Effective Time, will be the initial directors and officers, respectively, of the surviving corporation, each to hold office in accordance with the terms of the charter and bylaws of the surviving corporation.

Liquidation.  Following the closing of the Merger and the Offer, pursuant the Merger Agreement, Parent intends to liquidate the surviving corporation, pursuant to which all of the assets of the surviving corporation will be transferred to, and all of its liabilities will be assumed by, Parent.  Thereafter, the surviving corporation will undertake dissolution in accordance with the MGCL and will file articles of dissolution required by the MGCL.  In connection with the Liquidation, all of the outstanding shares of Common Stock, Series D Preferred Shares and Series E Preferred Shares will be canceled, and holders of Series D Preferred Shares and Series E Preferred Shares will receive liquidating distributions in accordance with the respective terms of such shares.  Parent has agreed to assume and discharge in accordance with their terms all of the liabilities and obligations of the surviving corporation

No Further Dividends.  The Merger Agreement also provides that from the date of the Merger Agreement until the Effective Time, the Company will not, and will not permit any of its subsidiaries to, without the prior consent of Parent, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the stock of the Company or any of its subsidiaries, except for (a) dividends by any direct or indirect wholly owned subsidiary of the Company only to the Company or any other subsidiary of the Company, (b) the regular $0.3125 per share quarterly dividend to the holders of Shares that was declared on February 20, 2007, and the corresponding quarterly distribution on units in the DownREIT Partnership, and (c) the quarterly dividends to the respective holders of Series D Preferred Shares and Series E Preferred Shares.

Delisting of Common Stock and Series E Preferred Stock.  After completion of the Offer and the Merger, Parent anticipates that it will request that the shares of Common Stock and the Series E Preferred Shares be delisted from the NYSE and that it will apply for termination of registration of the shares of Common Stock and the Series E Preferred Shares under the Securities Exchange Act of 1934, as amended.

After completion of the Merger Transactions, the reconstituted Board expects to work with the Company’s management to evaluate and review the Company and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate the Company into the business and market units of CRT and CPT.

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The preceding summary of certain provisions of the Merger Agreement, a copy of which is filed as Exhibit 3 hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference to the Schedule TO.

Item 5. Interest in Securities of the Issuer

(a) and (b). On April 5, 2007, following the expiration of the initial offering period of the Offer, Purchaser accepted for payment, and purchased, all of the approximately 69,105,909 shares of Common Stock, representing approximately 66.7% of the outstanding shares of Common Stock, that had been validly tendered into the Offer.  Such number of shares does not include shares tendered pursuant to guaranteed delivery procedures.

As of the date hereof, during the subsequent offering period, Purchaser has accepted for payment and purchased at the Offer Price the numbers of shares of Common Stock set forth below on the dates set forth below.

Date	Number of Shares
April 9, 2007	4,365,873
April 10, 2007	1,417,317
April 11, 2007	9,137,407
April 12, 2007	208,660
April 13, 2007	88,328
Total	15,217,585

As of the date hereof, Purchaser beneficially owns an aggregate of approximately 84,323,494 shares of Common Stock representing approximately 81.4% of the outstanding shares of Common Stock.  Accordingly, as of the date hereof, CPT Manager beneficially owns an aggregate of approximately 42,161,747 shares of Common Stock representing approximately 40.7% of the outstanding shares of Common Stock, and MCS Manager beneficially owns an aggregate of approximately 42,161,747 shares of Common Stock representing approximately 40.7% of the outstanding shares of Common Stock.  Each of CPT Manager and MCS Manager has the power to vote or direct the voting, and to dispose or direct the disposition of all of the shares of Common Stock that it beneficially owns.

(c) Except as set forth or incorporated elsewhere in this report, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals listed in Annex I has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Merger Agreement, Centro, in its capacity as the responsible entity of CPT, entered into a co-obligor agreement dated as of February 27, 2007 (the “Co-obligor and CPT Manager Agreement”), pursuant to which Centro and CPT Manager agreed to be jointly and severally responsible, as a primary obligor and not as a surety, for the prompt and complete payment and performance of the obligations of Parent, Purchaser and DownREIT MergerSub (together, the “Buyer Parties”) under the Merger Agreement. Each of Centro and CPT Manager is entitled to be assigned (or have a direct or indirect wholly owned subsidiary be assigned) any or all of the rights and benefits it may specify that are due to any of the Buyer Parties under the Merger Agreement; provided, that no such assignment will relieve Centro or CPT Manager or any Buyer Party from any obligation under the Co-obligor Agreement or under the Merger Agreement. This summary and description is qualified in its entirety by reference to the Co-Obligor Agreement, which is filed as Exhibit 3 to this Report and is incorporated herein by reference to the Schedule TO.

Other than as described elsewhere in this Statement and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Common Stock which are required to be described hereunder.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement, dated April 13, 2007, among CPT Manager Limited, Centro MCS Manager Limited, CPT Custodian Pty Limited, Super LLC, Super IntermediateCo LLC and Super MergerSub Inc.

2	Credit Agreement, dated as of April 5, 2007, by and among J.P. Morgan Securities Inc., as Administrative Agent, the Lenders from time to time party thereto, and Super MergerSub, Inc.

3

Agreement and Plan of Merger, dated as of February 27, 2007, by and among New Plan Excel Realty Trust, Inc., Excel Realty Partners, LP, Super IntermediateCo LLC, Super MergerSub Inc. and Super DownREIT MergerSub LLC (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Centro Properties Limited and Super MergerSub Inc. with the Securities and Exchange Commission on March 8, 2007).

4

Co-obligor Agreement, dated February 27, 2007, by and among Centro Properties Limited, CPT Manager Limited and New Plan Excel Realty Trust, Inc. (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by Centro Properties Limited and Super MergerSub Inc. with the Securities and Exchange Commission on March 8, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPT Manager Limited

	By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Director

Centro MCS Manager Limited

	By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Director

Dated: April 13, 2007

CPT Custodian Pty Limited

	By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Director

Super LLC

	By:	/s/ Tony Torney
Name: Tony Torney
Title: Vice President

Super IntermediateCo LLC

	By:	/s/ Tony Torney
Name: Tony Torney
Title: Vice President

Super MergerSub Inc.

	By:	/s/ Tony Torney
Name: Tony Torney
Title: Vice President

Date: April 13, 2007

Annex I

Identity and Background

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND
THE EXECUTIVE OFFICERS OF EACH OF THE FILING PERSONS

CPT MANAGER, CRT MANAGER AND CPT CUSTODIAN

Set forth below are the name, business address and present principal occupation or employment, and citizenship of each director and executive officer of CPT Manager, CRT Manager and CPT Custodian. Except as otherwise noted, positions specified are positions with CPT Manager, CRT Manager and CPT Custodian, respectively.

Name	Business Address	Principal Occupation or Employment	Citizenship

Andrew Scott	(1)	Chief Executive Officer.	Australian

Romano Nenna	(1)	Chief Financial Officer.	Australian

John Hutchinson	(1)	General Counsel & Head of Acquisitions.	British

Graham Terry	(1)	Chief Operating Officer.	Australian

Mark Wilson	(1)	Chief Investment Officer.	Australian

Philippa Kelly	(1)	General Manager, Institutional Funds.	Australian

Tony Torney	(2)	Chief Operating Officer, Centro Watt Management Joint Venture.	Australian

Brian Healey	(1)	Non-executive Director & Chairman and a Director of Centro Retail Trust. Mr. Healey is also a director of Incitec Pivot Limited.	Australian

Peter Wilkinson	(1)	Non-executive Director and a Director of Centro Retail Trust. Mr. Wilkinson is also a Director of Fone Zone Group Limited.	Australian

Jim Hall	(1)	Non-executive Director and a Director of Centro Retail Trust. Mr. Hall is also a Director of Symbion Health Limited, Alesco Corporation Limited and the ConnectEast Group.	Australian

Paul Cooper	(1)

Non-executive Director. Mr. Cooper is also a director of AXA Asia pacific Holdings Limited since 1995 and has chaired the AXA Managed Investments Compliance Committee and since July 2003 the AXA Australian Staff Superannuation Fund.

			Australian

Sam Kavourakis	(1)

Non-executive Director and a Director of Centro Retail Trust. Mr. Kavourakis is Chairman of the Audit and Risk Management Committee. Mr. Kavourakis is currently a director of a number of companies and associations including Rio Tinto Staff Superannuation Fund, Collins House Financial Services and Traffic Technologies Ltd.

			Australian

Graham Goldie	(1)

Non-executive Director and a Director of Centro Retail Trust. Mr. Goldie is Chairman of the Compliance Committee. Mr. Goldie is Chairman of the Advisory Board at The Australian Centre for Retail Studies (ACRS).

			Australian

(1)          The business address is Centro Properties Limited, Corporate Offices, Third Floor, The Glen Shopping Centre, 235 Springvale Road, Glen Waverley, Victoria, Australia 3150, where its telephone number is 03 8847 0000.

(2)          The business address is c/o Centro Watt, 580 W. Germantown Pike, Suite 200, Plymouth Meeting, Pennsylvania, 19462, United States of America, where its telephone number is (610) 825-7100.

SUPER, PARENT AND PURCHASER

Set forth below are the name, business address and present principal occupation or employment, and citizenship of each director and executive officer of Super, Parent and Purchaser. Except as otherwise noted, positions specified are positions with Super, Parent and Purchaser, respectively.

Name	Business Address	Principal Occupation or Employment	Citizenship

Andrew Scott	(1)	Chief Executive Officer and President; Director of Purchaser	Australian

Romano Nenna	(1)	Treasurer and Vice President; Director of Purchaser	Australian

John Hutchinson	(1)	Secretary and Vice President, Director of Purchaser	British

Graham Terry	(1)	Vice President; Director of Purchaser	Australian

Tony Torney	(2)	Vice President; Director of Purchaser	Australian

Basil S. Donnelly	(2)	Vice President	USA

Mary Gannon	(2)	Vice President	USA

Michael G. Mortimer	(2)	Vice President	USA

Charles T. Morroney	(2)	Vice President	USA

Michael Moss	(2)	Vice President	USA

Mark Wilson	(1)	Vice President	Australian

Thomas K. Lorenzen	(3)	Vice President	Australian

Mitchell Brown	(2)	Vice President	USA

John Braddon	(4)	Vice President	Australian

(1)          The business address is c/o Centro Properties Limited, Corporate Offices, Third Floor, The Glen Shopping Centre, 235 Springvale Road, Glen Waverley, Victoria, Australia 3150, where its telephone number is 03 8847 0000.

(2)          The business address is c/o Centro Watt, 580 W. Germantown Pike, Suite 200, Plymouth Meeting, Pennsylvania, 19462, United States of America, where its telephone number is (610) 825-7100.

(3)          The business address is c/o Centro Watt, 31 Dartmouth Street, Sixth Floor, Boston, Massachusetts, 02116, United States of America, where its telephone number is (617) 247-2200.

(4)          The business address is c/o Centro Watt, 2716 Ocean Park Blvd., Suite 3000, Santa Monica, California, 90405, United States of America, where its telephone number is (310) 314-2466.

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement, dated April 13, 2007, among CPT Manager Limited, Centro MCS Manager Limited, CPT Custodian Pty Limited, Super LLC, Super IntermediateCo LLC and Super MergerSub Inc.

2	Credit Agreement, dated as of April 5, 2007, by and among J.P. Morgan Securities Inc., as Administrative Agent, the Lenders from time to time party thereto, and Super MergerSub, Inc.

3

Agreement and Plan of Merger, dated as of February 27, 2007, by and among New Plan Excel Realty Trust, Inc., Excel Realty Partners, LP, Super IntermediateCo LLC, Super MergerSub Inc. and Super DownREIT MergerSub LLC (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Centro Properties Limited and Super MergerSub Inc. with the Securities and Exchange Commission on March 8, 2007).

4

Co-obligor Agreement, dated February 27, 2007, by and among Centro Properties Limited, CPT Manager Limited and New Plan Excel Realty Trust, Inc. (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by Centro Properties Limited and Super MergerSub Inc. with the Securities and Exchange Commission on March 8, 2007).